UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ___________

Commission file number 333-91178

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Park National Corporation
Employees Stock Ownership Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Park National Corporation
50 North Third Street
Newark, Ohio 43055

REQUIRED INFORMATION

The following financial statements and supplemental schedules for the Park National Corporation Employees Stock Ownership Plan are being filed herewith:

Audited Financial Statements:

Report of Independent Registered Public Accounting Firm - Crowe Horwath LLP

Statements of Net Assets Available for Benefits at December 31, 2009 and 2008

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2009 and 2008

Notes to Financial Statements - December 31, 2009 and 2008

Supplemental Schedules:

Schedule of Assets Held for Investment Purposes, Schedule H, Line 4(i) - December 31, 2009

Schedule of Reportable Transactions, Schedule H, Line 4(j) - December 31, 2009

The following exhibit is being filed herewith:

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm – Crowe Horwath LLP

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PARK NATIONAL CORPORATION
EMPLOYEES STOCK OWNERSHIP PLAN

By THE PARK NATIONAL BANK, Trustee
Date: June 18, 2010
By:  /s/ John W. Kozak

Printed Name:  John W. Kozak
Title:  Chief Financial Officer

Financial Statements and Supplemental Schedules

Park National Corporation
Employees Stock Ownership Plan
Years Ended December 31, 2009 and 2008
With Report of Independent Registered Public Accounting Firm

Park National Corporation
Employees Stock Ownership Plan

Financial Statements and Supplemental Schedules
Years Ended December 31, 2009 and 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Executive Committee of the Board of Directors
Plan Oversight Committee
Park National Corporation Employees Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Park National Corporation Employees Stock Ownership Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedules of assets (held at end of year) and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.

/s/ Crowe Horwath LLP

Crowe Horwath LLP

Columbus, Ohio
June 18, 2010

Park National Corporation
Employees Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008
ASSETS

Investments, at fair value:
Park National Corporation Common Stock	$44,344,589	$47,923,332
Mutual Funds
Equity index funds	9,397,885	7,499,094
Bond funds	2,797,749	2,321,784
Blended index funds	1,851,274	1,688,180
Interest-bearing account, issued by Park National Bank	3,385,374	187,603
Savings accounts, issued by Park National Corporation bank affiliates	—	2,779,207

Total Investments	61,776,871	62,399,200

Contributions receivable:
Employer	—	31
Employee	—	62
	—	93

Accrued interest and dividends	10,097	12,018

Total Assets	61,786,968	62,411,311

NET ASSETS AVAILABLE FOR BENEFITS	$61,786,968	$62,411,311

See accompanying notes to financial statements.

Park National Corporation
Employees Stock Ownership Plan
Statements of Changes in Net Assets Available for Benefits
For the years ended December 31, 2009 and 2008

	2009	2008
Additions:
Investment income (loss):
Net realized and unrealized depreciation in fair value of investments	$(6,008,541)	$(991,434)
Interest and dividends	3,058,448	2,837,693
Total investment income (loss)	(2,950,093)	1,846,259

Contributions:
Employer	1,553,466	1,976,762
Employee	4,187,185	4,365,262
Rollover	43,941	36,284
Total contributions	5,784,592	6,378,308
Net increase before deductions	2,834,499	8,224,567

Deductions:
Benefit payments to participants	3,458,842	4,510,151

Net increase (decrease) in net assets available for benefits	(624,343)	3,714,416

Net assets available for benefits at beginning of year	62,411,311	58,696,895

Net assets available for benefits at end of year	$61,786,968	$62,411,311

See accompanying notes to financial statements.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements
December 31, 2009 and 2008

1. Description of the Plan

The following description of the Park National Corporation Employees Stock Ownership Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering full-time or part-time employees of Park National Corporation and subsidiaries (“Park”) who have completed one year of service, and are age eighteen or older.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute up to 25% of their pretax annual compensation, as defined in the Plan.  Participants may also contribute rollover amounts representing distributions from other qualified defined contribution plans.  The maximum salary deferral permitted by the Internal Revenue Code (Code) was $16,500 for 2009 and $15,500 for 2008.  The Plan also permits participants who are age 50 or older to make catch-up contributions in accordance with Code Section 414(v).

Park provides a matching contribution at a level established annually by Park. Through July 24, 2009 and for all of 2008, Park matched 50% up to the first 12% of compensation contributed by the participant. Effective July 25, 2009, through December 31, 2009, Park ceased employer matching contributions on amounts contributed by Park officers.  The matching formula for non-officer employees was not changed.

Participant Accounts

Each participant’s account is credited with the participant’s salary deferral, an allocation of Park’s contribution and Plan earnings.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants’ accounts are 100% vested at all times.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements
December 31, 2009 and 2008

1. Description of the Plan (continued)

Payments of Benefits

Upon termination or after age 59½, a participant may elect lump sum, rollover, or installments over a period not to exceed the participant’s (and their designated beneficiary’s) life expectancy in an amount equal to the value of his or her account.  A participant can elect to take a distribution of their account balance in cash or shares of Park National Corporation Common Stock.

ESOP

Effective January 1, 2002, the Plan was amended and restated to become an ESOP Plan that invests in shares of Park National Corporation Common Stock.  The Plan is not leveraged and all new contributions (both employer and employee) will be used to purchase only Park National Corporation Common Stock. Participants are permitted to diversify their investments on a quarterly basis.

2. Summary of Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis and are prepared in accordance with accounting principles generally accepted in the United States (GAAP).

Valuation of Investments

Investments are reported at fair value on a trade-date basis in the Statement of Net Assets Available for Benefits.  Park National Corporation Common Stock is valued at its quoted market price.  Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end.  Investments in the interest bearing accounts and savings accounts are stated at cost, which approximates fair value.  (Refer to Note 10 – Fair Values.)

Dividends and Interest Income

Dividends are recorded as of their ex-dividend date.  Interest income is recorded on an accrual basis when earned.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements
December 31, 2009 and 2008

2. Summary of Accounting Policies (continued)

Administrative Expenses

All administrative expenses charged to the Plan are borne by Park.  Park also provides other accounting and administrative services to the Plan.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of investment income and expenses during the reporting period.  Actual results could differ from those estimates.

Concentration of Credit Risk

At December 31, 2009 and 2008, approximately 72% and 77%, respectively, of the Plan’s assets were invested in Park National Corporation Common Stock.

At December 31, 2009 and 2008, approximately 5% of the Plan's assets were invested in interest bearing accounts issued by Park National Bank and savings accounts issued by Park National Corporation bank affiliates.  The investments in the deposit and savings accounts may from time to time exceed the federally insured limits.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current year’s presentation.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements
December 31, 2009 and 2008

2. Summary of Accounting Policies (continued)

Adoption of New Accounting Standards

FASB Accounting Standards Codification:  In June 2009, the FASB replaced  The Hierarchy of Generally Accepted Accounting Principles, with  the FASB Accounting Standards Codification TM (“The Codification” or “ASC”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification is effective for financial statements issued for periods ending after September 15, 2009.

Fair Value Measurements: In April 2009, the FASB issued new guidance impacting FASB ASC 820-10, Fair Value Measurements and Disclosures – Overall (FSP No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”). This guidance emphasizes that the objective of a fair value measurement does not change even when market activity for the asset or liability has decreased significantly. Fair value is the price that would be received for an asset sold or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. When observable transactions or quoted prices are not considered orderly, then little, if any, weight should be assigned to the indication of the asset or liability’s fair value. Adjustments to those transactions or prices would be needed to determine the appropriate fair value. The new guidance, which was applied prospectively, was effective for interim and annual reporting periods ending after June 15, 2009. The Plan’s adoption of the new guidance did not have a material impact on the Plan’s net assets available for benefit.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements
December 31, 2009 and 2008

3. Plan Termination

Although Park has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

4. Investments

The Plan’s investments are held in trust by The Park National Bank, a wholly owned subsidiary of Park National Corporation.  The Plan’s investments (including investments bought and sold as well as held during the year) appreciated/(depreciated) in fair value during the years ended December 31, 2009 and 2008 as follows:

	2009	2008

Park National Corporation Common Stock	$(8,314,468)	$4,727,909
Vanguard Institutional Index Fund	827,563	(2,615,079)
Vanguard Short-Term Investment-Grade Bond Fund	137,794	(128,907)
Vanguard Growth Index Fund	338,008	(652,386)
Vanguard Institutional Extended Market Index Fund	357,724	(711,078)
Vanguard Balanced Index Fund	239,469	(584,351)
Vanguard Total International Stock Index Fund	376,675	(1,027,246)
Vanguard Intermediate-Term Bond Index Fund	28,694	(296)
	$(6,008,541)	$(991,434)

The following table represents the fair value of those investments that represent 5 percent or more of the Plan’s net assets available for benefits as of December 31:

	2009	2008

* Park National Corporation Common Stock	$44,344,589	$47,923,332
Vanguard Institutional Index Fund	4,737,074	4,090,996
* Park National Bank FDIC Account	3,385,374	187,603	**

* Nonparticipant-directed
** Amount is less than 5% of net assets available for benefits but is presented for comparative purposes

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements
December 31, 2009 and 2008

5. Nonparticipant-Directed Investments

The following information represents the assets and the significant components of changes in assets related to the nonparticipant-directed portion of the Park National Corporation Common Stock investment.  Initial contributions are deposited into the Plan in the form of cash with shares of Park National Corporation Common Stock purchased on a delayed basis.

	December 31,
	2009	2008
Investment, at fair value:
Park National Corporation Common Stock	$44,344,589	$47,923,332
Park National Bank FDIC Account	116,696	187,603
	$44,461,285	$48,110,935

Changes in assets:
Contributions	$5,742,246	$6,356,887
Interest and dividend income	2,706,530	2,973,379
Distributions to participants	(2,341,343)	(3,287,042)
Net transfers to participant directed investments	(1,442,615)	(1,382,476)
Net appreciation/(depreciation) in fair value of investments	(8,314,468)	4,727,909
(Decrease)/increase in assets	$(3,649,650)	$9,388,657

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 30, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation.  Subsequent to this determination by the Internal Revenue Service, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements (continued)
December 31, 2009 and 2008

7. Party-in-Interest

The Plan held the following party-in-interest investments (at fair value):

	December 31,
	2009	2008

Park National Corporation Common Stock	$44,344,589	$47,923,332
The Park National Bank FDIC Account	3,385,374	187,603
Park National Corporation Subsidiary Savings Accounts	—	2,779,207

	$47,729,963	$50,890,142

At December 31, 2009, the Plan held 753,135 shares of Park National Corporation Common Stock, with a fair value of $44,344,589.  At December 31, 2008, the Plan held 667,921 shares of Park National Corporation Common Stock, with a fair value of $47,923,332.

During 2009 and 2008, cash dividends of $2,703,931 and $2,966,318, respectively, were paid to the Plan by Park National Corporation.

At December 31, 2009 and 2008, the Plan held participant-directed interest bearing accounts and savings accounts issued by Park National Bank and Park National Corporation bank affiliates of $3,268,678 and $2,779,207, respectively.  At December 31, 2009 and 2008, the Plan held nonparticipant-directed interest-bearing accounts issued by Park National Bank of $116,696 and $187,603, respectively.  During 2009 and 2008, interest of $18,077 and $57,944, respectively, was paid to the Plan by the Park National Bank and its affiliates.

During 2009 and 2008, the Plan purchased 100,460 shares and 95,877 shares, respectively, of Park National Corporation Common Stock.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements (continued)
December 31, 2009 and 2008

8. Form 5500 Reconciliation

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500.

	December 31,
	2009	2008

Net assets available for benefits per the financial statements	$61,786,968	$62,411,311
Less: Accrued interest and dividends	(10,097)	(12,018)
Net assets available for benefits per the Form 5500	$61,776,871	$62,399,293

The following is a reconciliation of net change in net assets available for benefits per the financial statements to the Form 5500:

	2009	2008

Net (decrease)/increase in net assets available for benefits per the financial statements	$(624,343)	$3,714,416
Plus: Employer contribution credit	—	2,485
Less: Accrued interest and dividends	(10,097)	(12,018)
Plus: Prior year accrued interest and dividends	12,018	575,970
Net (decrease)/increase in net assets available for benefits per the Form 5500	$(622,422)	$4,280,853

9. Risks and Uncertainties

The Plan invests in various investment securities including Park National Corporation Common Stock, mutual funds, savings accounts and interest bearing accounts.  Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements (continued)
December 31, 2009 and 2008

10. Fair Values

The Plan’s investments are reported at fair value.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

GAAP defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  GAAP establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The fair values of mutual fund investments and common stock are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).  Additionally, due to their short-term nature, the fair value of interest-bearing cash balances are determined by reference to their face value (level 1 input).  The fair value of all of the investments held by the Plan have been determined using Level 1 inputs (refer to the Statement of Net Assets Available for Benefits).

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements (continued)
December 31, 2009 and 2008

11. Subsequent Event

Effective January 1, 2010, full and part-time employees of Park who have completed 30 days of service, and are 18 years or older, are eligible to participate in the Plan. Also effective January 1, 2010, Park’s employer matching contribution is 25% of all employee KSOP contributions.

SUPPLEMENTAL SCHEDULES

Park National Corporation
Employees Stock Ownership Plan
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2009

Name of Plan Sponsor:  Park National Corporation
Employer identification number:  31-1179518
Three digit plan number:  002

(b)	(c)
Identity of Issue,	Description of Investment Including		(e)
Borrower, Lessor	Maturity Date, Rate of Interest,	(d)	Current
or Similar Party	Collateral, Par or Maturity Value	Cost	Value

Interest-bearing account
* The Park National Bank FDIC Account	Interest rate of 0.30%	$3,385,374	$3,385,374

Common Stock:
* Park National Corporation Common Stock	753,135 shares	$43,831,445	$44,344,589

Mutual Funds:
Vanguard Institutional Index Fund	46,451 shares	**	$4,737,074
Vanguard Short-Term Investment Grade Fund	149,323 shares	**	1,581,332
Vanguard Growth Index Fund	60,654 shares	**	1,534,546
Vanguard Institutional Extended Market Index Fund	51,121 shares	**	1,435,470
Vanguard Intermediate-Term Bond Index Fund	113,472 shares	**	1,216,417
Vanguard Balanced Index Fund	96,672 shares	**	1,851,274
Vanguard Total International Stock Index Fund	117,335 shares	**	1,690,795
Total Mutual Funds		**	14,046,908

Total Investments Held at End of Year			$61,776,871

*	Indicates party-in-interest to the Plan.
**	Disclosure of historical cost is not required for participant-directed investments.

Park National Corporation
Employees Stock Ownership Plan
Schedule H, Line 4j
Schedule of Reportable Transactions
For the year ended December 31, 2009

Name of Plan Sponsor:  Park National Corporation
Employer identification number: 31-1179518
Three digit plan number:  002

	(b)				(h)
	Description of Asset Including		(d)	(g)	Current Value	(i)
(a)	Maturity Date, Rate of Interest,	(c)	Selling	Cost of	of Asset on	Net Gain
Identity or Party Involved	Collateral, Par or Maturity Value	Cost	Price	Asset	Transaction Date	or (Loss)

Category (iii) – A series of transactions in excess of 5% of plan assets

Park National Bank	FDIC Account, 104 purchases	$11,565,822	$—	$11,565,822	$11,565,822	$—
Park National Bank	FDIC Account, 141 sales	—	8,368,051	8,368,051	8,368,051	—

Park National Corporation Common Stock	Common Stock, 21 purchases	$5,659,900	$—	$5,659,900	$5,659,900	$—

PARK NATIONAL CORPORATION
EMPLOYEES STOCK OWNERSHIP PLAN

ANNUAL REPORT ON FORM 11-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2009

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm – Crowe Horwath LLP